

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2022

Bruce D. Steel
Chief Executive Officer
Equillium, Inc.
2223 Avenida de la Playa, Suite 105
La Jolla, California 92037

> **Re: Equillium, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 27, 2022**
> **File No. 333-268024**

Dear Bruce D. Steel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tom Coll, Esq.